Exhibit 99.1

Sanjeev Aggarwal Resigns from Board of Directors at Azure Power

New Delhi, October 08, 2020: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that early stage investor and Board member, Mr. Sanjeev Aggarwal of Helion Venture Partners, has resigned from his position as a member of the Board of Directors of Azure Power and all its subsidiaries effective October 05, 2020. His decision to resign was not the result of any disagreement with the company on any matter relating to the Company’s operations, policies or practices. The number of Board members as on date is nine with majority deemed independent.

The Board of Directors has expressed its great appreciation to Mr. Sanjeev Aggarwal for his leadership and invaluable contributions to the Company, and for making Azure a dynamic leader among renewable energy companies in India.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio of 7.1 gigawatts on June 30, 2020 of which 1.8 GWs is operational, 1.3 GWs are under construction and 4.0 GWs have received a Letter of Award but for which PPAs have yet to be signed. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com